UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                   Three year period ending December 31, 2005
                     FORM U-12 (I)-B (THREE-YEAR STATEMENT)


        Statement Pursuant to Section 12(i) of the Public Utility Holding Company Act of 1935 by a Person Regularly Employed or Retained by a Registered Holding Company or a Subsidiary Thereof and Whose Employment Contemplates Only Routine Expenses as Specified in Rule 71(b).

(To be filed in DUPLICATE. If acknowledgement is desired, file in triplicate).

1.  Name and business address of person filing statement.

    Kathryn Elliot
    Pepco Holdings, Inc.
    701 Ninth Street, N.W.
    Washington, D.C. 20068

2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph
(b) of Rule U-71.

    Not Applicable

3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

    Pepco Holdings, Inc. and its subsidiaries

4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

    Pepco Holdings,  Inc., Sr. Governmnetal Afairs Representative;  Responsible
    for  monitoring  and  tracking  legislation,   disseminating  materials,
    policy development, relationship building, and making recommendations.

5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)

                          Salary or other
                          compensations
                          ---------------
                          Received to be             Person or company from whom
Name of Recipient         (a)        (b)             received or to be received
--------------------------------------------------------------------------------
Kathryn Elliot            N/A      $70,200           Pepco Holdings, Inc. and
                                                     its subsidiaries
(b) Basis for compensation if other than salary.

    Not Applicable

6. (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source of reimbursement for same.

    (a) Total amount of routine expenses charged to client: Not Applicable
    (b) Itemized list of all other expenses: Not Applicable

Date: March 13, 2003


Signed:  /s/Kathryn Elliot
            Kathryn Elliot